UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2016

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

______________________________

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

______________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of    ☒ Form 20-F      ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes       ☒ No

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date: June 16, 2016	By:	/s/ Wang Jian
Name: Wang Jian Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

INSIDE INFORMATION

OVERSEAS REGULATORY ANNOUNCEMENT

ANNOUNCEMENT ON OPERATING DATA FOR MAY 2016

This overseas regulatory announcement is made pursuant to Rule 13.09 and Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Listing Rules”) and the Inside Information Provisions (as defined under the Listing Rules) under Part XIVA of the Securities and Futures Ordinance.

The Company and all members of the board of directors confirm that the information contained in this announcement is true, accurate and complete, and no misrepresentations, misleading statements or material omissions are contained herein.

I.	OPERATING DATA

	Estimated amount for May	Actual amount completed for May last year	Year- on-year increase for May	Total estimated amount from January to May	Total actual amount completed from January to May last year	Year- on-year increase from January to May

Passenger
Transportation Data
ASK (available seat
– kilometres)(millions)	16,768.25	14,791.90	13.4%	82,877.31	72,211.34	14.8%
– Domestic routes	10,448.00	9,960.86	4.9%	52,333.94	48,426.15	8.1%
– International routes	5,856.61	4,376.80	33.8%	28,178.79	21,495.67	31.1%
– Regional routes	463.64	454.23	2.1%	2,364.59	2,289.52	3.3%

RPK(revenue passenger
– kilometres)(millions)	13,366.82	11,786.58	13.4%	66,773.55	58,073.86	15.0%
– Domestic routes	8,419.74	7,983.30	5.5%	42,508.44	39,209.88	8.4%
– International routes	4,597.70	3,458.17	33.0%	22,443.48	17,147.19	30.9%
– Regional routes	349.37	345.11	1.2%	1,821.63	1,716.79	6.1%

	Estimated amount for May	Actual amount completed for May last year	Year- on-year increase for May		Total estimated amount from January to May	Total actual amount completed from January to May last year	Year- on-year increase from January to May

Number of passengers
carried (thousands)	8,196.44	7,762.33	5.6%		40,931.54	37,615.57	8.8%
– Domestic routes	6,789.07	6,469.03	4.9%		33,720.66	31,291.12	7.8%
– International routes	1,148.81	1,039.02	10.6%		5,855.91	5,054.21	15.9%
– Regional routes	258.56	254.29	1.7%		1,354.98	1,270.25	6.7%

Passenger load factor (%)	79.7	79.7	0.0	pts	80.6	80.4	0.1	pts
– Domestic routes	80.6	80.1	0.4	pts	81.2	81.0	0.3	pts
– International routes	78.5	79.0	–0.5	pts	79.6	79.8	–0.1	pts
– Regional routes	75.4	76.0	–0.6	pts	77.0	75.0	2.1	pts

Freight Transportation Data
AFTK (available freight tonne
– kilometres)(millions)	784.99	751.08	4.5%		3,934.47	3,630.51	8.4%
– Domestic routes	175.19	191.62	–8.6%		993.19	938.11	5.9%
– International routes	587.45	535.85	9.6%		2,823.67	2,573.50	9.7%
– Regional routes	22.35	23.61	–5.4%		117.60	118.90	–1.1%

RFTK (revenue freight tonne
– kilometres)(millions)	400.03	423.89	–5.6%		1,912.43	2,041.72	–6.3%
– Domestic routes	76.54	79.05	–3.2%		386.43	367.09	5.3%
– International routes	312.99	333.89	–6.3%		1,476.32	1,623.05	–9.0%
– Regional routes	10.50	10.95	–4.1%		49.68	51.59	–3.7%

Weight of freight carried
(million kg)	113.65	119.50	–4.9%		553.07	569.52	–2.9%
– Domestic routes	56.42	57.78	–2.4%		284.34	268.05	6.1%
– International routes	48.64	52.80	–7.9%		228.20	259.84	–12.2%
– Regional routes	8.59	8.91	–3.6%		40.52	41.63	–2.6%

Freight load factor (%)	51.0	56.4	–5.5	pts	48.6	56.2	–7.6	pts
– Domestic routes	43.7	41.3	2.4	pts	38.9	39.1	–0.2	pts
– International routes	53.3	62.3	–9.0	pts	52.3	63.1	–10.8	pts
– Regional routes	47.0	46.4	0.6	pts	42.2	43.4	–1.1	pts

	Estimated amount for May	Actual amount completed for May last year	Year- on-year increase for May		Total estimated amount from January to May	Total actual amount completed from January to May last year	Year- on-year increase from January to May

Consolidated Data
ATK (available tonne
– kilometres)(millions)	2,294.13	2,082.35	10.2%		11,393.42	10,129.53	12.5%
– Domestic routes	1,115.51	1,088.10	2.5%		5,703.25	5,296.46	7.7%
– International routes	1,114.55	929.76	19.9%		5,359.76	4,508.11	18.9%
– Regional routes	64.07	64.49	–0.6%		330.42	324.95	1.7%

RTK (revenue tonne
– kilometres)(millions)	1,593.43	1,475.85	8.0%		7,834.28	7,189.54	9.0%
– Domestic routes	828.95	792.27	4.6%		4,163.88	3,849.30	8.2%
– International routes	722.86	641.88	12.6%		3,459.86	3,137.18	10.3%
– Regional routes	41.63	41.70	–0.2%		210.55	203.06	3.7%

Overall load factor (%)	69.5	70.9	–1.4	pts	68.8	71.0	–2.2	pts
– Domestic routes	74.3	72.8	1.5	pts	73.0	72.7	0.3	pts
– International routes	64.9	69.0	–4.2	pts	64.6	69.6	–5.0	pts
– Regional routes	65.0	64.7	0.3	pts	63.7	62.5	1.2	pts

Note: Please refer to the 2015 annual report of the Company for the definitions of the indicators.

As at 31 May 2016, China Eastern Airlines Corporation Limited (the “Company”) operated a fleet of 559 aircraft.

II.	BRIEF EXPLANATION

International crude oil price remained low in May 2016 as compared to it in the same period of last year. The Company has adjusted its allocation of flight capacity and enhanced marketing planning in response to the market demand. Passenger traffic volume increased by 13.4% year-on-year, comparable to the pace of the year-on- year increase in passenger transportation capacity. Passenger load factor was 79.7%, comparable to the corresponding previous period. Supply-and-demand balance was good in general.

Due to the increase in the overall bellyhold cargo capacity, the freight transportation capacity of the Company increased by 4.5% year-on-year. Freight traffic volume decreased by 5.6% year-on-year, while freight load factor was 51.0%.

III.	RISK ALERT

The board of directors of the Company hereby reminds investors that the operating data set forth above was compiled in accordance with the Company’s internal information which has not been audited and may be subject to adjustment. The operating data set forth above may differ from the data disclosed in any regular report for the relevant period. The Company reserves its rights to adjust the operating data based on audit findings and the actual situation. The monthly operating data disclosed by the Company only serves as preliminary and periodical data for investors’ reference. Investors are hereby reminded of the investment risks which may result from inappropriate reliance upon or utilization of the information above.

The date set forth above is published on the website of the Shanghai Stock Exchange (www.sse.com.cn), the website of The Stock Exchange of Hong Kong Limited (www.hkex.com.hk) and the column “Investor Relations” on the website of the Company (www.ceair.com).

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary
Shanghai, the People’s Republic of China
15 June 2016

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Xu Zhao (Director), Gu Jiadan (Director), Li Yangmin (Director, Vice President), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director) and Cai Hong Ping (Independent non-executive Director).